FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






              HANG SENG ANNOUNCES THIRD INTERIM DIVIDEND FOR 2005

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2005.

The third interim dividend will be payable on Wednesday, 4 January 2006, to shareholders on the Register of Shareholders as at Wednesday, 21 December 2005.

The results for the year to 31 December 2005 will be announced on Monday, 6 March 2006. It is intended that any fourth interim dividend for 2005 that is announced on that date would be payable on Friday, 31 March 2006 to shareholders on the Register on Tuesday, 21 March 2006.

The Register of Shareholders of the Bank will be closed for one day on Wednesday, 21 December 2005, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2005, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00pm on Tuesday, 20 December 2005, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Notes to editors:

1. Hang Seng Bank
Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 156 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The bank also has a representative office in Taipei.

With consolidated assets of HK$569.7 billion as at 30 June 2005, the bank reported a profit attributable to shareholders of HK$6,045 million for the first six months of 2005, and HK$11.40 billion in 2004. For further information on Hang Seng, please visit the bank's website at www.hangseng.com.

2. The HSBC Group
HSBC Holdings plc serves over 110 million customers worldwide through over 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  07 November, 2005